Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

2207-90b Street SW

Edmonton, Alberta

T6X 1V8

Item 2 Date of Material Change

February 7, 2024

Item 3 News Release

A press release describing the material change was disseminated by Aurora on February 8, 2024 through Cision PR Newswire and can be found on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

A wholly-owned subsidiary (“Aurora Sub”) acquired the remaining approximately 90% equity interest that Aurora did not previously own of Indica Industries Pty Ltd (“MedReleaf Australia”), a leading distributor of medical cannabis products, for an enterprise value of AUD$50 million, subject to customary adjustments. Aurora paid AUD$9.45 million in cash with the balance of the purchase price satisfied by the issuance of common shares of Aurora (the “Aurora Shares”).

Item 5 Full Description of Material Change

5.1        Full Description of Material Change

On February 7, 2024, Aurora, through Aurora Sub, purchased the remaining approximately 90% equity interest of MedReleaf Australia at a total enterprise value of AUD$50 million subject to customary adjustments (the “Transaction”). As consideration, Aurora (i) issued the selling shareholders an aggregate of 69,489,941 Aurora Shares (the “Share Consideration”); and (ii) paid the selling shareholders AUD$9.45 million in cash (the “Cash Consideration” and together with the Share Consideration, the “Consideration”), subject to customary adjustments post-closing. Approximately 10% of the Consideration will be held in escrow to ensure certain obligations of the selling shareholders.

5.2        Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Ananth Krishnan, Vice President, Strategic Finance, who is knowledgeable about the details of the Transaction and may be contacted at Ananth.krishnan@auroramj.com.

Item 9 Date of Report

February 15, 2024.